EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 10, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2023. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended March 31, 2023, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  Concentrate production at the high-grade Juanicipio mine has commenced. Juanicipio shipped its first commercial lead and zinc concentrates in late March 2023 and regular shipments are planned going forward.

  During March 2023, milling rates at Juanicipio were around 60% of design, delivering an average of 2,476 tonnes per day (“tpd”) with rates periodically reaching up to 3,900 tpd.

  Performance during April has improved with the comminution circuit consistently delivering rates of 3,700 tpd as well as a decrease in unplanned stoppages. As the plant approaches design capacity, higher grade mill feed has been introduced with a commensurate improvement in silver recovery rates and concentrate grades.

  Over the course of Q1 2023 lower grade material that was earmarked for commissioning activities was processed through the Juanicipio plant with recovery rates averaging 84% for silver, slightly above expectations for this stage of the commissioning.

  MAG reported net income of $4,713 or $0.05 per share for the three months ended March 31, 2023 ($2,680 or $0.03 per share for the three months ended March 31, 2022).

  Discovery of the Carissa zone found in aggressive step-outs drilled 1 km to the southwest of the Deer Trail mine corridor.

  Closed two bought deal financings during Q1 2023: a $42,558 public offering of common shares on February 7, 2023, and a $17,133 (C$23,024) private placement of common shares on February 16, 2023 on a “flow-through basis”.

OPERATIONAL (on a 100% basis unless otherwise noted)

  The beneficiation plant at the Juanicipio Project, which was recently energized following connection to the national power grid in December 2022, continued commissioning and full-scale ramp-up of milling activities. As reported by the operator, Fresnillo, the operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from the Juanicipio Project continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo) on an available capacity basis.

  For the three months ended March 31, 2023:

    222,023 tonnes of mineralized stope material and low grade commissioning stockpiles were processed through the Juanicipio, Fresnillo and Saucito plants, with 2,000,974 payable silver ounces, 5,291 payable gold ounces, 1,281 payable lead tonnes and 1,656 payable zinc tonnes produced and sold;
    average silver head grade for the quarter was 363 g/t; and
    pre-commercial production revenue (net of treatment and processing costs) totalled $51,482 for the quarter, less $27,378 in production and transportation costs and $7,955 in depreciation and amortization charges, netting $16,149 in gross profit by Juanicipio.
  At the end of quarter Juanicipio held 167 tonnes of lead concentrate and 715 tonnes of zinc concentrate in inventory.

  At the end of the quarter, Juanicipio held cash balances of $8,454, up from $1,102 at the end of 2022, mainly as a result of a $56,800 cash injection from the partners ($24,992 for MAG’s 44% share) to extinguish substantial tax and mining duty obligations in Mexico. In addition, cash balances at Juanicipio were further offset by continued capital expenditures, lower milled grades, additional ramp up working capital requirements and ongoing underground development expenditures, which were partially mitigated by higher metal prices.

CORPORATE

  The Company is progressing its second annual sustainability report (the “2022 Sustainability Report”). The 2022 Sustainability Report will reinforce the Company’s environmental, social and governance (ESG) commitments and provide updates to the Company’s ESG practices and performance for the 2022 year. In October 2022, MAG submitted its inaugural sustainability report for the 2021 year (“the 2021 Sustainability Report”) and its Communication on Progress (“CoP”) to the United Nations Global Compact (“UNGC”) and is completing the subsequent CoP for 2022 to reaffirm its commitment to the 10 Principles of the UNGC. MAG’s 2021 Sustainability Report is available on the Company’s website at https://magsilver.com/esg/reports/.

  Several policies and charters including the Human Rights, Diversity, Equity and Inclusion, Enterprise Risk Management, Health, Safety, Environment and Social Responsibility policies and Health, Safety, Environment and Community Charter were updated and are available on the Company’s web site at https://magsilver.com/corporate/governance/.

  The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, at a price of $14.65 per common share. Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 common shares on a “flow-through basis” (as defined in the Income Tax Act (Canada)) (the “Flow-Through Shares”), at a price of $17.67 (C$23.75) per Flow-Through Share.

  On April 29, 2023, the Mexican Senate approved material amendments to the Federal Mining Law, which amendments are subject to the final approval of Mexico’s Federal Executive Branch. The Company is facilitating a thorough review and evaluation of potential outcomes and their implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation.

EXPLORATION

  Juanicipio Project, Mexico:
    Results from the 2022 exploration program at the Juanicipio Project completed in December 2022 and totaling 25,858 metres are pending.

    Infill drilling at Juanicipio continued in Q1 2023 with 4,109 metres drilled, for which assay results are also pending. There are currently three rigs turning with the goal of continuing to test the Valdecañas Vein system at depth and further increase the confidence of the Deep Zone resource.
  Deer Trail Project, Utah:

    Results from six of nine completed holes (12,157 metres total) in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 with the most notable highlight being discovery of the Carissa Zone.

    The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems.

    Assays are pending for completed holes DT22-11, 12 and 13. DT22-13 was drilled 1.7 km southeast of the Carissa zone testing a strong geophysical anomaly coincident with the intersection of two major structures.
  Larder Project, Ontario:

    In 2022 MAG initiated a comprehensive data review and drilling campaign on the Larder Project. The drilling program focused below and lateral to potential mineralization shoots.

    In total, 10 holes (10,484 meters) were drilled in 2022 by the Company at the Cadillac Larder Break East zone of the project. The drilling campaign has proven the geological units exist at depth and has allowed for the acquisition of structural data at depths never recorded in the history of the project. Assay results extended the Bear East mineralization down to a depth of 600 meters from surface.

    Drilling continued in January 2023 in the Swansea area on the west side of the property. These holes tested a geophysical anomaly coincident with the Larder Break. All holes reached the target structure intercepting up to 50m of pervasive sericite +/- fuchsite/carbonate alteration and silicification within the targeted structure. Assays are pending.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

With the Juanicipio plant now in the ramp-up phase, excess mineralized material from the Juanicipio Project continues to be campaign processed, subject to capacity availability, at the nearby Saucito and Fresnillo plants (both 100% owned by Fresnillo). Metals are refined and sold on commercial terms under long-term off-take agreements with an affiliate of Fresnillo.

In the three months ended March 31, 2023, a total of 222,023 tonnes of mineralized development and stope material were processed through the Juanicipio, Saucito and Fresnillo plants. The resulting payable metals sold and associated processing details are summarized in Table 1 below. The sales and treatment charges for tonnes processed in Q1 2023 were recorded on a provisional basis and will be adjusted in the second quarter of 2023 based on final assay and pricing adjustments in accordance with the offtake contracts

Table 1: Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Three Months Ended March 31, 2023 (222,023 tonnes processed)				Q1 2022 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	2,000,974 ounces	22.93 per oz	45,875	55,899
Gold	5,291 ounces	1,959.50 per oz	10,367	10,291
Lead	1,281 tonnes	0.94 per lb.	2,661	2,483
Zinc	1,656 tonnes	1.43 per lb.	5,208	5,712
TCRCs and other processing costs			(12,629)	(9,469)
Net Revenue			51,482	64,916
Production and transportation costs			(27,378)	(15,264)
Depreciation and amortization(1)			(7,955)	(3,431)
Gross Profit			16,149	46,221

(1) The underground mine is now in stopes with mineralized development and stope material being processed through the Juanicipio, Saucito and Fresnillo plants and refined and sold. The mine was considered readied for its intended use on January 1, 2022.

The average silver head grade for the mineralized development and stope material processed in the three months ended March 31, 2023 was 363 g/t (three months ended March 31, 2022: 597 g/t). The lower head grade was a direct result of the processing of lower grade stockpiles which were earmarked for the commissioning of the Juanicipio processing facility. Mining operations continue to perform as planned and will ramp up high grade feed as the Juanicipio plant approaches commercial production and recovery rates are in line with design. Over the course of Q1 2023 the Juanicipio plant delivered recovery rates averaging 84% for silver, slightly above expectations at this stage of the commissioning.

Processing Plant Construction & Outlook

Commissioning commenced in early January 2023 with feed of lower grade mineralized material to the grinding mills. Juanicipio produced and shipped its first commercial lead and zinc concentrates in March 2023 and has commenced regular concentrate shipments. Processing of higher-grade material has commenced in April with commensurate improvements in silver recovery and associated concentrate grades.

With the plant now in the commissioning and ramp-up phase, final project capital costs are winding down as Juanicipio approaches full commercial production. Additional funding requirements related to market conditions, delayed ramp up to nameplate capacity, tax payments or additional sustaining capital in excess of the operating cash flow generated is expected to be funded by further cash calls required from Fresnillo and MAG.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2023

As at March 31, 2023, MAG had working capital of $53,998 (December 31, 2022: $29,232) including cash of $54,613 (December 31, 2022: $29,955) and no long-term debt. As well, as at March 31, 2023, Juanicipio had a working capital of $48,351 including cash of $8,454 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended March 31, 2023 amounted to $4,713 (March 31, 2022: $2,680) or $0.05/share (March 31, 2022: $0.03/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $7,919 (March 31, 2022: $13,762) which included MAG’s 44% share of net income from the sale of pre-production development and stope material as well as loan interest earned on loans advanced to Juanicipio (see Table 2 below).

Table 2: MAG’s share of income from its equity accounted Investment in Juanicipio

	Three months ended
	March 31,	March 31,
	2023	2022
	$	$
Gross profit from processing mineralized development material (see Underground Mine Production – Juanicipio Project above)	16,149	46,221
Consulting and administrative expenses	(1,499)	(1,532)
Extraordinary mining duty	(520)	(103)
Exchange losses, interest expenses, and other	(6,680)	(821)
Net income before tax	7,450	43,765
Income tax benefit (expense)	6,731	(12,487)
Net income for the period (100% basis)	14,181	31,278
MAG’s 44% share of income	6,240	13,762
Interest on loans advanced to Juanicipio - MAG 44%	1,679	-
MAG’s 44% share of income from equity accounted Investment in Juanicipio	7,919	13,762

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the 4,000 tonnes per day Juanicipio Project (44%), operated by Fresnillo Plc (56%). The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the Larder Lake Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements regarding the anticipated time and capital schedule to nameplate production capacity at the Juanicipio Project;
  statements that address our expectations with respect to the timing and success of plant commissioning activities, including the anticipated ramp-up of the processing plant at the Juanicipio Project;
  estimated future exploration and development expenditures and other expenses for specific operations;
  the potential for additional capital, sustaining capital and working capital requirements to achieve commercial production at the Juanicipio Project in excess of cashflow generated, including the potential for additional cash calls;
  expected upside from additional exploration; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst other: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks relating to the development of the Juanicipio Project and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks (and COVID-19); supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s most recent Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com

Toll Free: (866) 630-1399
Email: info@magsilver.com